Exhibit 4.10

DATED 23rd day of June 2005

(1)    ASAT LIMITED

(2)    TALENT FOCUS INDUSTRIES LIMITED

(3)    QPL LIMITED

SUPPLY AGREEMENT

THIS AGREEMENT is made on 23rd day of June 2005

BETWEEN

(1) ASAT LIMITED, a company incorporated in Hong Kong with limited liability whose registered office is at 14th Floor, QPL Industrial Building, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong together with the factories that it or its affiliated company operate in Dongguan, China commonly known as DG1 and DG2 (“ASAT”);

(2) TALENT FOCUS INDUSTRIES LIMITED, a company incorporated in Hong Kong with limited liability whose registered office is at Unit F, 17th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong (“Talent Focus”); and

(3) QPL LIMITED, a company incorporated in Hong Kong with limited liability whose registered office is at Unit F, 17th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong (“QPLL”)

RECITALS

(A) ASAT has been obtaining lead frames manufactured by Talent Focus and QPL Limited over a long period of time.

(B) The parties have agreed to set out the terms and conditions in connection with the supply of lead frames to ASAT in more detail.

IT IS AGREED AS FOLLOWS:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following expressions shall have the meaning set opposite them unless the context otherwise requires and terms used in this Agreement shall have the same meanings as defined in the Shared Costs and Services Agreement:

“Agreement”	this agreement as executed by the parties hereto;

“Business Day”	a day, excluding Saturdays, when banks in Hong Kong are open for business;

“Force Majeure”	in relation to any party, any circumstances beyond the reasonable control of that party (including, without limitation, any strike, lock-out or other industrial action);

“HK$”	Hong Kong Dollars;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“New Companies”	other companies to be established which will be (direct or indirect) subsidiaries or associated companies of QPL International Holdings Limited;

“Products”	lead frames, heat sinks, stiffeners, tools, spare parts and related products from time to time manufactured by the Sellers;

“QPLS”	QPL Pte Limited, a company incorporated in Singapore whose registered office is at 150 Cecil Street, #09-03, AXA Life Building, Singapore 069543;

“Sellers”	QPLL, Talent Focus, QPLS and New Companies and “Seller” means any of them;

“Shared Costs and Services Agreement”	a shared cost and services agreement dated 5th October, 1999 between ASAT, QPL International Holdings Limited and QPL Limited;

“Specification”	the specification of the Products agreed in writing between the Sellers and ASAT from time to time;

2. SALE OF THE PRODUCTS

2.1 During the continuance of this Agreement, the Sellers shall be a core supplier of ASAT for the Products, meaning that ASAT will provide Sellers with a right to bid for all Products required by ASAT. ASAT shall purchase and the Seller shall sell such quantities of the Products as may be ordered and confirmed by the Seller from time to time under Clause 2.3, subject to the terms and conditions of this Agreement.

2.2 Upon receiving written orders from ASAT which shall specify the quantities, the type of Products and the price (the “Written Orders”), the Seller shall confirm in writing by the next Business Day following receipt of the Written Orders as to whether they accept the orders placed by ASAT (the “Written Confirmation”). The Written Orders will call for delivery as required. Sellers will accept all Written Orders within the forecast in Clause 4.1 and which call for delivery at least 15 days from the date of the Written Order, for which Safety Inventory listed on Attachment A (as defined in Clause 4.1.2) is available to fill such Written Orders. Sellers will use commercially reasonable efforts to accept Written Orders in excess or forecasts or calling for delivery in fewer than 15 days from the date of the Written Order. Notwithstanding any provision herein to the contrary, ASAT will have no obligation to place any Written Orders with Sellers, and ASAT will have no commitment to purchase Products except pursuant to a Written Order that has been accepted by Sellers.

3. DELIVERY OF PRODUCTS

3.1 ASAT shall generally, within 14 Business Days of the arrival of each delivery of the Products at ASAT’s premises, notify the Seller in writing of any defect by reason of which ASAT alleges that the Products delivered are not in accordance with the Specification and which should be apparent on reasonable inspection. ASAT retains the right to notify the Seller in writing of any defect by reason of which ASAT alleges that the Products delivered are not in accordance with the Specification after the products are being used in production.

3.2 If ASAT fails to give such a notice then the Products shall be deemed to have been accepted. Notwithstanding the foregoing, acceptance of any Products will not waive ASAT’s rights to any warranties of Sellers.

3.3 Without prejudice to Clauses 3.1 and 3.3 above, the Sellers guarantee that the Products in their unprocessed form shall be free from rust and oxidation, and will comply with ASAT’s Specification No. PR20501 and ASAT’s standard minimum quality requirements for 12 months after the date of delivery

(subject to fair wear and tear), provided that ASAT shall comply with MC30001 in respect of material control requirements and the Products are kept in the premises of ASAT and are kept under a well controlled environment with temperature and relative humidity not higher than 24 degree Celsius and 65% respectively. ASAT shall authorize the Seller, on reasonable notice, to access ASAT’s premises where the Products are stored and to authorize or assist the Seller to inspect, check, test and record the status of the Products stored or the conditions of those premises.

3.4 Title to the Products shall vest in ASAT upon payment being received by the Seller pursuant to Clause 4.4.

3.5 Risk in and responsibility for the Products shall pass to ASAT once they are delivered at ASAT’s premises.

4. PULL SYSTEM PROGRAMME

QPLL shall maintain minimum inventory level for ASAT for parts stipulated on Attachment A. This programme is implemented with the objective of reducing delivery cycle time by building minimum inventory to meet any upside in ASAT’s demand beyond forecasts.

Below are the terms and conditions for the programme:

4.1 Safety Inventory Level

4.1.1 ASAT shall issue to QPLL a demand forecast on a monthly basis for each part number on Attachment A. During the continuance of this Agreement, ASAT shall, during the first week of every month, notify the Seller in writing of the estimated quantities of the Products listed on Attachment A necessary for its operation for the following 3 months to be delivered by the Seller to ASAT. Such forecasts are for planning purposes and are not binding on ASAT.

4.1.2 QPLL shall review the monthly forecast based on the forecasted demand to QPLL. ASAT and QPLL will review and mutually determine the agreeable quantity of safety inventory that QPLL needs to build and maintain through the term of the Agreement (the “Safety Inventory”).

4.1.3 QPLL will deliver the quantities from the safety inventory to ASAT upon ASAT’s request. Upon receipt ASAT will issue official purchase order to cover these quantities.

4.2 Liability for Slow Moving / Obsolete Inventory

4.2.1 Parts in Safety Inventory will be delivered to ASAT on a first in, first out basis and parts in the Safety Inventory for more than 3 calendar months are considered slow moving;

4.2.2 ASAT will be liable for two-thirds (66%) of slow moving inventory in Safety Inventory built by QPLL in pursuant to Clause 4.1;

4.2.3 Parts in Safety Inventory that no longer fit ASAT’s specification (arising from ASAT’s own initiative) and cannot be used for production are considered obsolete;

4.2.4 ASAT will be liable for two-thirds (66%) of obsolete inventory that is built by QPLL;

4.2.5 Without prejudice to clause 4.2 of this Agreement, if either party terminates this Agreement by serving written notice according to Clause 7.1 of this Agreement, both ASAT and QPLL shall use reasonable endeavours to ensure that inventory should be kept to a reasonable level until termination of this Agreement so as to minimize loss caused to any of the parties. ASAT will be liable for two-thirds (66%) of all outstanding Safety Inventory built by the applicable Seller upon the termination of this Agreement.

4.2.6 All the Safety Inventory arrangements for Safety Inventory created within the one hundred and eighty (180) days Agreement termination notice period in pursuant to Clause 7.1 will be discussed by a separate meeting between QPLL and ASAT, but both parties agree to use good faith and reasonable efforts to ensure that ASAT has continued access to Products under substantially the same terms and conditions during such period.

4.2.7 Liability of parts in Safety Inventory existing prior to signing of this Agreement remains to be governed by the terms of the Pull System Agreement dated August 12, 2004 for Written Orders stipulated on Attachment B. The Pull System Agreement dated August 12, 2004 will be of no further effect after signing of this Agreement.

5. PAYMENT TERMS

5.1 The Seller shall invoice ASAT on the date of delivery in respect of all deliveries of the Products made pursuant to this Agreement. Such invoices shall be payable by ASAT according to ASAT’s standard Purchase Order terms. The Sellers however agree to extend the number of actual payable days to ninety (90) days from the date of issue of invoice provided that none of the events under clause 6.2 has occurred.

5.2 The price payable pursuant to this Clause 4 shall be inclusive of any costs of packaging, carriage and insurance of the Products.

5.3 The parties to this Agreement agree to use good faith and reasonable efforts to comply with and execute the provisions under this Agreement and provide all records and information necessary to comply with these provisions and to minimize the cost of compliance to both parties.

5.4 The Sellers agree not to increase prices for all Products sell to ASAT for a period of 6 months from the Commencement Date.

6. FORCE MAJEURE

6.1 If ASAT or any of the Sellers is unable to meet its respective obligations hereunder as a result of Force Majeure, it shall promptly notify the other party of the nature and extent of the circumstances in question.

6.2 Notwithstanding any other provisions of this Agreement, neither ASAT nor any of the Sellers shall be deemed to be in breach of this Agreement, or otherwise be liable to the other, for any delay in performance or the non-performance of any of its obligations under this Agreement, to the extent that the delay or non-performance is due to any Force Majeure of which it has notified the other party, and the time for performance of that obligation shall be extended accordingly.

7. COMMENCEMENT AND DURATION

7.1 This Agreement shall be effective as of May 1, 2005 (the “Commencement Date”) and subject to Clause 6.2, continue in force until June 22, 2006 (the “Initial Period”) and thereafter, shall, subject to Clause 6.2, be renewed for additional 12 month terms unless this Agreement is terminated by ASAT by giving to Seller not less than 6 calendar months’ notice prior to the expiration of the current term.

7.2 Either ASAT or any Seller shall be entitled forthwith to terminate this Agreement with immediate effect by written notice to other if:-

7.2.1 Any party financial statement is qualified by a going concern issue exception;

7.2.2 the other party is unable to pay its debts as they fall due or a petition is presented or meeting convened for the purpose of winding up that other party or that other party enters into liquidation whether compulsorily or voluntarily or compounds with its creditors generally or has a receiver appointed over all or any part of its assets or takes or suffers any similar action in consequence of debt;

7.2.3 any receiver or officer of any court or governmental authority shall be appointed or take possession or control of any substantial part of the assets or property or control over the affairs an obligations of that other party;

7.2.4 it is or may become unlawful for that other party to perform its obligations under this Agreement

7.2.5 that other party commits a material breach of this Agreement and fails to rectify such breech within 14 days of being required by the other party to do so;

7.2.6 that other party ceases to carry on business; or

7.2.7 any party fails to obtain (if any) all approvals required (including, without limitation, regulatory approvals) to give effect to this Agreement.

8. MISCELLANEOUS

8.1 Other than Clause 7.4 below, none of the parties may assign any of their respective rights or obligations under this Agreement in whole or in part.

8.2 In any part of this Agreement is found by any court or other competent authority to be invalid, unlawful or unenforceable then such part shall be severed from the remainder of this Agreement (as the case may be), which shall continue to be valid and enforceable to the fullest extent permitted by law.

8.3 This Agreement shall be binding on and enure for the benefit of the parties and their respective successors, assigns and personal representatives (as the case may be).

8.4 ASAT acknowledge and agrees that any Seller may assign all or any of its rights and/or obligations under this Agreement to any subsidiaries or associated companies of Talent Focus and/or QPLL and ASAT agrees to execute all further documents and do all acts and things necessary to enable such assignment.

8.5 It is also the intention of the parties that if ASAT or any of the Sellers desires to design any of the Products, it will invite the other party to participate to jointly design such Products.

9. GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by, and construed in accordance with, the laws of the Hong Kong Special Administrative Region and the parties hereto irrevocably agree that the Courts of the Hong Kong Special Administration Region shall have non-exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement or any matter arising therefrom. The parties specifically disclaim the UN Convention or Contracts for the International Sale of Goods.

SIGNED by	)
)
for and on behalf of	)
ASAT LIMITED	)
in the presence of	)

SIGNED by		)
)
for and on behalf of		)
TALENT FOCUS INDUSTRIES LIMITED		)
in the presence of		)

SIGNED by	)
)
for and on behalf of	)
QPL LIMITED	)
in the presence of	)